UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant’s name into English)

One Azrieli Center, Round Tower,
132 Menachem Begin Road,
Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) is announcing that the Tel Aviv Stock Exchange has updated the Registry of Securities of the Company on its public website (www.tase.co.il) as of November 6, 2017.

Below is a summary of the updated Registry of Securities of the Company as of November 6, 2017:

Security Name	ISIN (Security Number)	Issued and Outstanding
Ordinary Shares	IL0007650166	224,192,013	(1)
Kitov Nasdaq Listed “Series A” Warrants	IL0076501530	6,835,669	(2)
Series 7/14 options*	IL0076500961	600,000	(3)
Kitov Underwriter Warrants (11/2015)*	IL0076501613	157,945	(4)
2016 Equity-Based Incentive Plan – Options and RSUs*	IL0076501795	23,685,215	(5)
Kitov Placement Agent Warrants (7/2016)*	IL0076501951	141,176	(6)
Kitov Investor Warrants (7/2017)*	IL0076502033	1,215,873	(7)
Kitov Placement Agent Warrants (7/2017)*	IL0076502116	170,222	(8)

*    Non-listed security

(1)	21 of such Ordinary Shares are dormant shares held in treasury. The 224,192,013 issued and outstanding Ordinary Shares would be represented by 11,209,600.60 of our American Depositary Shares (ADSs), as each of our ADSs represents 20 of our Ordinary Shares.
(2)	Each Nasdaq Listed “Series A” Warrant is exercisable into one ADS of the Company. The aggregate number of ADSs into which the issued and outstanding Kitov Nasdaq Listed “Series A” Warrants could be exercised is 6,835,669, which would represent 136,713,380 of our Ordinary Shares.
(3)	Each Series 7/14 option is exercisable into 0.07692 Ordinary Shares of the Company. The aggregate number of Ordinary Shares into which the issued and outstanding Series 7/14 options could be exercised is 46,152. Such number of Ordinary Shares would be represented by 2,307.6 of our ADSs.
(4)	Each Kitov Underwriter Warrant (11/2015) is exercisable into one ADS of the Company. The aggregate number of ADSs into which the issued and outstanding Kitov Underwriter Warrants (11/2015) could be exercised is 157,945, which would represent 3,158,900 of our Ordinary Shares.
(5)	Each of the outstanding Options or Restricted Share Units (“RSU”) which were issued by us pursuant to our 2016 Equity-Based Incentive Plan is exercisable into one Ordinary Share of the Company. The 23,685,215 Ordinary Shares into which the issued and outstanding Options and RSUs could be exercised would be represented by 1,184,260.75 of our ADSs.
(6)	Each Kitov Placement Agent Warrant (7/2016) is exercisable into one ADS of the Company. The aggregate number of ADSs into which the issued and outstanding Kitov Placement Agent Warrants (7/2016) could be exercised is 141,176, which would represent 2,823,520 of our Ordinary Shares.
(7)	Each Kitov Investor Warrant (7/2017) is exercisable into one ADS of the Company. The aggregate number of ADSs into which the issued and outstanding Kitov Investor Warrants (7/2017) could be exercised is 1,215,873, which would represent 24,317,460 of our Ordinary Shares.
(8)	Each Kitov Placement Agent Warrant (7/2017) is exercisable into one ADS of the Company. The aggregate number of ADSs into which the issued and outstanding Kitov Placement Agent Warrants (7/2017) could be exercised is 170,222, which would represent 3,404,440 of our Ordinary Shares.

This Form 6-K is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478), and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on June 6, 2017 (Registration file number 333-218538).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

November 7, 2017	By:	/s/ Simcha Rock
Simcha Rock
Chief Financial Officer

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